

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2021

Ragy Thomas
Chief Executive Officer
Sprinklr, Inc.
29 West 35th Street, 7th Floor
New York, NY 10001

   Re: Sprinklr, Inc.
     Amendment No. 1 to Draft Registration Statement on Form S-1
     Submitted April 19, 2021
     CIK: 0001569345

Dear Mr. Thomas:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement

Results of Operations
Comparison of Fiscal Years Ended January 31, 2020 and 2021
Costs of Revenue and Gross Margin, page 84

1. We note your gross margin for professional services was 1% and 5% for the fiscal years ended January 31, 2020 and 2021, respectively. Please provide disclosure to explain why this gross margin is significantly low and the reasons for the fluctuations and any related trends materially impacting future results.

Business
Sales and Marketing, page 115

2. We note your response to prior comment 3. Please revise to clarify the number of Company's in Forbes 2020 World's Most Valuable Brands list that are considered large customers.

Culture and Employees, page 122

3. We note your response to prior comment 11. To the extent material, please address any risks or uncertainties related to COVID-19 affecting your employees based internationally, specifically in India.

Note 11. Stock Holders' Equity
Convertible Preferred Stock, page F-27

4. The October 7, 2020 issuance of Series G-1 Convertible Preferred Stock appears to be characterized as "redeemable convertible preferred stock" in the Consolidated Statements of Cash Flows on page F-7. Please revise to address this additional redeemable preferred stock feature in the notes to the financial statements or revise the Consolidated Statements of Cash Flows description of the Convertible Preferred Stock issuance.

Notes to Consolidated Financial Statements
Note 17. Subsequent Events, page F-42

5. For your share-based compensation arrangements with IPO performance conditions triggering compensation expense please note the disclosures required by ASC 855-10-50-2.

You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Craig Wilson, Senior Advisor, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jaime Chase